Exhibit 99.1

Jumia reports Fourth Quarter and Full Year 2020 results

Significant progress towards profitability

Gross profit increased by 12% year-over-year

Gross Profit after Fulfillment expense reached a record €8.4mm

Adjusted EBITDA loss decreased by 47% year-over-year

Lagos, February 24, 2021 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter and full-year ended December 31, 2020.

Results highlights for the fourth quarter 2020

●	GMV was €231.1 million, a quarter-on-quarter acceleration of 23% supported by the Black Fridays event in November 2020. GMV was down 21% year-over-year, as the effects of the business mix rebalancing initiated late 2019 continued playing out during the fourth quarter of 2020
●	Gross profit reached €27.9 million, a year-over-year increase of 12%.
●	Gross profit after Fulfillment expense reached a record €8.4 million, compared to €1.0 million in the fourth quarter of 2019.
●	Sales & Advertising expense was €10.2 million, a year-over-year decrease of 34%.
●	General & Administrative costs, excluding share-based compensation expense, reached €21.8 million, a decrease of 36% year-over-year.
●	Adjusted EBITDA loss was €28.3 million, decreasing by 47% year-over-year.
●	JumiaPay TPV reached €59.3 million, increasing by 30% year-over-year. On-platform TPV penetration increased from 15.6% of GMV in the fourth quarter of 2019 to 25.7% of GMV in the fourth quarter of 2020.

“We continued to make significant strides towards breakeven during the fourth quarter of 2020. Gross Profit after Fulfillment expense reached a record €8.4 million during the quarter. In parallel, efficiencies across the full cost structure allowed us to decrease Fulfillment, Sales & Advertising and General & Administrative expenses (excluding share-based compensation) by 18%, 34% and 36% respectively, year-over-year. As a result, Adjusted EBITDA loss contracted by 47% year-over-year, reaching €28.3 million”, commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

“While 2020 has been a challenging year operationally with COVID-19 related supply and logistics disruption, it has been a transformative one for our economic model, as we firmly put the business on track towards breakeven. In addition, we raised approximately €203 million in a primary offering in December 2020. This  strengthened our balance sheet, enhanced our unit economics and overall positioned Jumia to scale efficiently towards profitability. Beyond the near-term objective of breakeven, our long-term focus remains on fueling the growth of our e-commerce and payment platforms in Africa for decades to come.”

FOURTH QUARTER 2020 – SELECTED BUSINESS HIGHLIGHTS

Black Fridays 2020

●	Our Black Fridays campaign ran over the course of 4 Fridays in November 2020. Jumia pioneered the Black Friday event on a pan-African basis in 2014 and, for its sixth edition, crossed a number of milestones.
o	Throughout the campaign, we sought to bring consumers a broad assortment of relevant products at attractive prices offered through a gamified and engaging experience. Page views across our platforms reached 1.5 billion, up 33% when compared with the 2019 event and our Black Fridays video content registered almost 100 million views, 3 times higher compared to the 2019 event. Our top three selling categories in terms of items sold, were fashion, beauty and home & lifestyle, demonstrating the relevance of Jumia for every day consumer needs in Africa.
o	As Jumia Black Fridays have become a highly anticipated event by consumers, this in turn drives increased momentum by sellers to take part in the event. More than 41,500 sellers participated in the 2020 event, with the top 20 sellers registering 141% growth in items sold in the 2020 Black Fridays compared to the same period in 2019. Leveraging the high level of consumer engagement during the event, sellers often use this opportunity to launch new products. For the first time in Africa, L’Oréal chose Jumia Black Fridays to launch ModiFace, its virtual try-on feature for make-up which transforms the online experience for beauty, leveraging Augmented Reality and Artificial Intelligence.
o	The strength of our logistics backbone is crucial to the success of the event. Jumia Logistics handled 4.8 million packages, more than double the monthly average for the rest of the year. We also reached new milestones of delivery speed with 55% of packages reaching consumers in less than 24 hours, compared to 44% in 2019.

Jumia Advertising

●	2020 marked the first full year of operation for Jumia Advertising, with accelerating momentum in the fourth quarter of 2020, supported by Black Fridays.
●	In 2020, Jumia Advertising ran over 1,000 advertising campaigns on behalf of 370 advertisers including high profile partners such as Unilever, Nivea, L’Oreal, Xiaomi, Huawei, Intel and many more.
●	To support the long-term growth of Jumia Advertising and accelerate the shift from analog to digital advertising in Africa, we are establishing strong relationships with brands and advertising agencies. In parallel, we are enhancing our technology stack and have developed a broader range of ad solutions and features for more granular audience targeting, based on search terms, price points, geo location in addition to the typical user signals of browsing, add-to-cart data and purchasing history.

Jumia Logistics

●	2020 marked the opening of Jumia Logistics services to third parties. Whether sellers on the Jumia marketplace or not, business clients can now leverage the Jumia Logistics platform for their fulfillment needs.
●	During the pilot conducted in 2020, we shipped almost half a million packages on behalf of more than 270 clients including large corporates such as banks, FMCG companies, mobile network operators as well as SMEs from a broad range of industries.

Commitment to community

●	A core part of the Jumia mission is to improve everyday life on the African continent leveraging technology. In November 2020, the United Nations Population Fund (UNFPA) partnered up with Jumia in Uganda to help consumers access sexual and reproductive health services. COVID-19 disruptions severely affected the supply chain for contraceptives in the country, putting at risk the health and safety of women and young people.
●	This partnership aims to provide consumers with convenient and private access to a wide range of reproductive health commodities including male and female condoms, HIV self-test kits, pregnancy tests and maternity kits. All relevant items ordered on the reproductive health category on the Jumia platform were delivered across Uganda free of charge from November 2020 until January 2021.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended				For the year ended
	December 31,			YoY	December 31,			YoY
	2019		2020	Change	2019		2020	Change
Annual Active Consumers (mm)	6.1		6.8	11.9%	6.1		6.8	11.9%
Orders (mm)	8.3		8.1	(2.6)%	26.5		27.9	5.1%
GMV (€ mm)	292.9	(1)	231.1	(21.1)%	1,030.9	(1)	836.5	(18.9)%

(1) Adjusted for perimeter changes: exit of Cameroon, Rwanda, Tanzania and the travel activities and improper sales practices.

●	Annual Active Consumers reached 6.8 million in the fourth quarter of 2020, up 12% year-over-year with continued growth in both new and returning consumers.
●	Orders reached 8.1 million, down 3% year-over-year on the back of a 14% decrease in digital services transactions on the JumiaPay app, while Orders on the rest of the platform were stable. The trend within the digital services on the JumiaPay app is concentrated in airtime recharge transactions as a result of reduced consumer incentives within this category which has historically been promotionally intensive.
●	GMV was €231.1 million, down 21% on a year-over-year basis, as the effects of the business mix rebalancing initiated late 2019 continued playing out during the fourth quarter of 2020. To support our path to profitability, we decreased promotional intensity and consumer incentives on lower consumer lifetime value business, while increasing our focus on every-day product categories to drive consumer adoption and usage. This business mix rebalancing drove an approximately 19% decrease in average order value from €35.4 in the fourth quarter of 2019 to €28.7 in the fourth quarter of 2020, affecting overall GMV performance. On the other hand, the business mix rebalancing, alongside enhanced promotional discipline, was a meaningful driver of the unit economics improvement experienced throughout 2020, with Adjusted EBITDA loss per Order declining by 46% from €6.5 in the fourth quarter of 2019 to €3.5 in the fourth quarter of 2020. In addition, this rebalancing allowed us to diversify our busines mix, reducing our reliance on phones and electronics categories which went from contributing approximately 50% of GMV in the fourth quarter of 2019 to approximately 40% in the fourth quarter of 2020.
●	We are making meaningful progress in the reduction of the overall rate of Cancellations, Failed Deliveries and Returns (“CFDR”) as we drive further operational efficiencies, including an increase in prepayment penetration via JumiaPay. While actual rates of CFDR may vary from one quarter to the other, we observed a significant reduction in this ratio between 2019 and 2020.
o	The CFDR rate as a percentage of GMV improved from 30% in 2019 to 25% in 2020. The CFDR rate as a percentage of Orders improved from 22% in 2019 to 16% in 2020. The CFDR rate is typically lower when expressed as a percentage of Orders than GMV as higher average item value orders tend to show higher CFDR rates.
o	As a result of the significant improvement in CFDR ratios, year-over-year trajectory of GMV and Orders after CFDR compares favorably vs pre CFDR. GMV was down 19% in 2020 while

GMV after CFDR was down 12% and Orders increased by 5% while Orders after CFDR increased by 14% over the same period.
o	We drove growth of GMV after CFDR in 2020 vs 2019 across digital services (offered on the JumiaPay app), food delivery and physical goods other than phones and electronics by 41%, 32% and 10% respectively. GMV after CFDR in phones and electronics categories declined by 35%, as a result of the business mix rebalancing we initiated in late 2019.
o	Similarly, we generated growth of Orders after CFDR in 2020 vs 2019 across food delivery, physical goods other than phones and electronics and digital services of 39%, 20% and 4% respectively, while Orders after CFDR in phones and electronics categories declined by 2% year-over-year.
●	The effects of the COVID-19 pandemic played out throughout 2020, including in the fourth quarter where the reinstatement of movement restrictions and curfews in selected geographies affected logistics flows for the e-commerce business and dinner deliveries for Jumia Food.
o	Overall, COVID-19 had a net negative effect on the business in 2020. As a result of only limited recourse to nationwide lockdowns across our footprint, the pandemic did not lead to drastic change in consumer behavior nor meaningful acceleration in consumer adoption of e-commerce at a pan-African level. On the other hand, movement restrictions due to localized lockdowns and curfews negatively affected supply and logistics, especially in our food delivery business and in the first and second quarters of 2020 in particular.

The development of the pandemic remains a fluid situation and we expect it to drive continued operating environment uncertainty. We also expect the economic challenges induced by the pandemic to negatively impact consumer sentiment and spending power.

2.	JumiaPay KPIs

	For the three months ended			For the year ended
	December 31,		YoY	December 31,		YoY
	2019	2020	Change	2019	2020	Change
TPV (€ million)	45.6	59.3	30.0%	124.3	196.4	58.0%
JumiaPay Transactions (million)	2.4	2.7	9.5%	7.6	9.6	26.1%

●	TPV increased by 30% from €45.6 million in the fourth quarter of 2019 to €59.3 million in the fourth quarter of 2020. On-platform penetration of JumiaPay as a percentage of GMV increased to 25.7% in the fourth quarter of 2020 from 15.6% in the fourth quarter of 2019.
●	JumiaPay Transactions increased by 10% from 2.4 million in the fourth quarter of 2019 to 2.7 million in the fourth quarter of 2020, with Transactions above €10, which include prepaid purchases on the Jumia physical goods marketplace and Jumia Food platforms, growing by 55% over the same period. Overall, 33.1% of Orders placed on the Jumia platform in the fourth quarter of 2020 were paid for using JumiaPay, compared to 29.5% in the fourth quarter of 2019.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the year ended
	December 31,		YoY	December 31,		YoY
(€ million)	2019	2020	Change	2019	2020	Change
Revenue	49.3	41.8	(15.3)%	160.4	139.6	(12.9)%
Marketplace revenue	26.0	27.7	6.5%	78.5	93.8	19.6%
Commissions	8.4	10.0	18.6%	25.0	34.6	38.5%
Fulfillment	8.9	10.1	13.6%	26.9	32.4	20.7%
Marketing & Advertising	2.3	3.0	29.9%	6.1	7.7	26.6%
Value Added Services	6.4	4.7	(27.3)%	20.5	19.1	(7.0)%
First Party revenue	23.0	13.5	(41.4)%	81.2	44.2	(45.6)%
Platform revenue	49.1	41.2	(16.0)%	159.6	138.0	(13.5)%
Non-Platform revenue	0.2	0.5	150.7%	0.8	1.6	108.4%

Gross Profit	24.8	27.9	12.5%	75.9	92.8	22.3%

Fulfillment expense	(23.9)	(19.5)	(18.4)%	(77.4)	(69.3)	(10.4)%
Sales & Advertising expense	(15.5)	(10.2)	(34.2)%	(56.0)	(32.5)	(42.0)%
Technology and Content expense	(7.7)	(7.3)	(5.5)%	(27.3)	(27.8)	2.1%
General and Administrative expense ("G&A")	(39.2)	(31.5)	(19.7)%	(144.5)	(115.7)	(20.0)%
of which Share Based Compensation ("SBC")	(5.3)	(9.6)	80.9%	(37.3)	(21.6)	(41.9)%
G&A expense, excluding SBC	(33.9)	(21.8)	(35.5)%	(107.3)	(94.0)	(12.3)%

Adjusted EBITDA	(53.4)	(28.3)	(47.1)%	(182.7)	(119.5)	(34.6)%

Operating loss	(61.1)	(40.0)	(34.6)%	(227.9)	(149.2)	(34.5)%

Revenue

●	First Party revenue decreased by 41% in the fourth quarter of 2020 compared to the fourth quarter of 2019. This was in line with our strategy to undertake fewer sales on a first party basis as we focus on running an asset light marketplace model where third-party sellers offer consumers an expanding range of products and services. Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.
●	Marketplace revenue reached €27.7 million in the fourth quarter of 2020, up 7% compared to the fourth quarter of 2019. This was mostly driven by increases in Commissions, Fulfillment and Marketing & Advertising revenue streams, which increased by 19%, 14% and 30% year-over-year respectively.
o	Commissions grew by 19% due to an increase in the share of higher commission rate categories including fashion, beauty or FMCG as well as lower promotional intensity.
o	Fulfillment revenue increased by 14% as a result of continued shipping fees adjustments as well as pricing changes within our cross-border logistics which were initiated in the third quarter of 2020 and continued to be rolled out in the fourth quarter of 2020. As part of these changes, part of the international shipping fees that were previously charged to sellers were instead passed on to consumers. This change resulted in some of our international logistics revenue being recorded as Fulfillment revenue instead of revenue from Value Added Services.
o	Value Added Services decreased by 27% as a result of the aforementioned pricing changes in our cross-border logistics pricing.
o	Marketing & Advertising revenue increased by 30% as a result of the strong take-up by advertisers of Jumia Advertising solutions, particularly during the Black Friday event where we ran campaigns on behalf of over 150 different advertisers including high profile partners such as Reckitt Benckiser, L’Oreal, Huawei, P&G, Intel, Exxon Mobil and many more.

Gross Profit

Gross profit increased by 12% to €27.9 million in the fourth quarter of 2020 from €24.8 million in the fourth quarter of 2019 as a result of the increase in Marketplace revenue. We also drove significant improvements in the profitability of our first party business which posted an increase in gross profit in the fourth quarter of 2020 compared to the same period the prior year, despite a 41% decline in first party revenue.

Fulfillment Expense

●	Fulfillment expense decreased by 18% in the fourth quarter of 2020 on a year-over-year basis as a result of operational enhancements across our logistics operations. These included the optimization of our cross-border shipping matrix, staff costs savings in our fulfillment centers and a change in our volume pricing model from cost per package to cost per stop.
●	During the fourth quarter of 2020, Gross profit after Fulfillment expense reached €8.4 million compared to €1.0 million in the fourth quarter of 2019, demonstrating continued unit economics improvement as we drive usage on our platform.
●	Lastly, we are able to pass-on an increasing proportion of our Fulfillment expense to the combination of consumers and sellers via our Fulfillment and Value Added Services revenue streams respectively. The pass-through of our Fulfillment expense, measured as the ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense, increased from 64% in the fourth quarter of 2019 to 76% in the fourth quarter of 2020.

Sales & Advertising Expense

●	Sales & Advertising expense decreased by 34% from €15.5 million in the fourth quarter of 2019 to €10.2 million in the fourth quarter of 2020. This drove strong marketing efficiency with Sales & Advertising expense per Order decreasing by 33%, from €1.9 per Order in the fourth quarter of 2019 to €1.3 in the fourth quarter of 2020. This development was partly attributable to continued enhancements in 2020 to our performance marketing strategy across search and social media channels, notably through more granular segmentation of our target market with differentiated campaigns and content for each segment.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached €21.8 million, down 36% on a year-over-year basis. This significant decrease was attributable to staff costs savings as a result of the portfolio optimization and headcount rationalization initiatives launched in the fourth quarter of 2019, alongside a decrease in professional fees, including legal expenses.

Operating loss

Operating loss was €40.0 million in the fourth quarter of 2020 while Adjusted EBITDA loss was €28.3 million, decreasing by 35% and 47% on a year-over-year basis respectively, demonstrating meaningful progress on our path to profitability.

Cash Position

At the end of December 31, 2020, we had €304.9 million of cash on our balance sheet. This includes approximately €203 million of gross proceeds from the offering completed in December 2020.

GUIDANCE

Our focus continues to be on making further progress towards breakeven and we remain committed to reducing our Adjusted EBITDA loss in absolute terms in 2021 compared to 2020.

The ongoing COVID-19 pandemic as well as the ensuing economic challenges result in substantial uncertainty concerning our operating environment and financial outlook. This may be further exacerbated by instances of social protests or political disruption, as experienced in Nigeria over the course of October 2020 as part of the End SARS campaign or in Uganda in January 2021 where internet was suspended ahead of the presidential election.

These external factors, combined with continued focus on cost efficiency and, to a lesser extent, the continued effects of the business mix rebalancing, are likely to drive continued volatility across some of our key performance indicators.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, February 24, 2021 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-844-750-4870

Participant International Dial in: 1-412-317-5165

Canada Toll Free: 1-855-669-9657

UK Toll Free: 0800-279-9489

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of December 31, 2019 and 2020

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of EUR	2019	2020	2019	2020
Revenue	49,276	41,761	160,408	139,623
Cost of revenue	24,440	13,831	84,506	46,783
Gross profit	24,836	27,930	75,902	92,840
Fulfillment expense	23,880	19,496	77,392	69,313
Sale and advertising expense	15,490	10,188	56,019	32,472
Technology and content expense	7,728	7,304	27,272	27,844
General and administrative expense	39,200	31,478	144,525	115,664
Other operating income	537	525	1,929	3,326
Other operating expense	188	(53)	496	101
Operating loss	(61,113)	(39,958)	(227,873)	(149,228)
Finance income	(953)	1,954	3,959	4,923
Finance costs, net	1,003	7,700	2,576	14,038
Loss before Income tax	(63,069)	(45,704)	(226,490)	(158,343)
Income tax expense	522	1,228	575	2,615
Loss for the period	(63,591)	(46,932)	(227,065)	(160,958)
Attributable to:
Equity holders of the Company	(63,461)	(47,084)	(226,689)	(160,928)
Non-controlling interests	(130)	152	(376)	(30)
Loss for the period	(63,591)	(46,932)	(227,065)	(160,958)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	10,829	25,521	(19,449)	73,569
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(11,131)	(25,251)	20,179	(74,406)
Other comprehensive income / (loss)	(302)	270	730	(837)
Total comprehensive loss for the period	(63,893)	(46,662)	(226,335)	(161,795)
Attributable to:
Equity holders of the Company	(63,763)	(46,862)	(225,959)	(161,811)
Non-controlling interests	(130)	200	(376)	16
Total comprehensive loss for the period	(63,893)	(46,662)	(226,335)	(161,795)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2019 and December 31, 2020

	As of
	December 31,	December 31,
In thousands of EUR	2019	2020
Assets
Non-current assets
Property and equipment	17,434	16,559
Intangible assets	47	442
Deferred tax assets	109	102
Other non-current assets	1,508	1,377
Total Non-current assets	19,098	18,480
Current assets
Inventories	9,996	6,703
Trade and other receivables	16,936	10,722
Income tax receivables	725	635
Other taxes receivables	5,395	3,084
Prepaid expenses	12,593	10,405
Term deposits and other current assets	62,418	991
Cash and cash equivalents	170,021	304,901
Total Current assets	278,084	337,441
Total Assets	297,182	355,921
Equity and Liabilities
Equity
Share capital	156,816	179,259
Share premium	1,018,276	1,205,340
Other reserves	104,114	108,623
Accumulated losses	(1,096,134)	(1,268,719)
Equity attributable to the equity holders of the Company	183,072	224,503
Non-controlling interests	(498)	(343)
Total Equity	182,574	224,160
Liabilities
Non-current liabilities
Non-current borrowings	6,127	7,950
Deferred tax liabilities	—	50
Provisions for liabilities and other charges – non-current	226	361
Deferred income – non-current	1,201	831
Total Non-current liabilities	7,554	9,192
Current liabilities
Current borrowings	3,056	2,966
Trade and other payables	56,438	61,772
Income tax payables	10,056	11,436
Other taxes payable	4,473	10,327
Provisions for liabilities and other charges	27,040	31,804
Deferred income	5,991	4,264
Total Current liabilities	107,054	122,569
Total Liabilities	114,608	131,761
Total Equity and Liabilities	297,182	355,921

(UNAUDITED)

Consolidated statement of cash flows as of December 31, 2019 and 2020

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of EUR	2019	2020	2019	2020
Loss before Income tax	(63,069)	(45,704)	(226,490)	(158,343)
Depreciation and amortization of tangible and intangible assets	2,378	2,023	7,906	8,133
Impairment losses on loans, receivables and other assets	3,270	872	5,877	4,405
Impairment losses on obsolete inventories	(452)	(129)	275	471
Share-based payment expense	5,333	9,649	37,267	21,647
Net (gain)/loss from disposal of tangible and intangible assets	21	(27)	(149)	(17)
Net (gain)/loss from disposal of financial assets at amortized cost	(6)	—	—	—
Impairment losses on investment in subsidiaries	—	—	28	—
Change in provision for other liabilities and charges	3,741	1,428	6,780	5,455
Lease modification (income)/expense	—	—	—	(57)
Interest (income)/expenses	(380)	239	(682)	613
Net foreign exchange (gain)/loss	1,989	6,256	(1,034)	10,617
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(9,255)	(4,104)	(15,443)	5,356
(Increase)/Decrease in inventories	1,007	1,431	(509)	1,758
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	4,490	1,198	4,880	2,587
Income taxes paid	(23)	299	(1,294)	(1,097)
Net cash flows used in operating activities	(50,956)	(26,569)	(182,588)	(98,472)
Cash flows from investing activities
Purchase of property and equipment	(2,049)	(648)	(5,658)	(1,997)
Proceeds from disposal of property and equipment	39	18	51	21
Purchase of intangible assets	(78)	(24)	(109)	(520)
Proceeds from sale of intangible assets	2	—	224	—
Payment for acquisition of subsidiary, net of cash acquired	—	—	7	—
Interest received	262	122	795	773
Movement in other non-current assets	(111)	(27)	(295)	49
Movement in term deposits and other current assets	(1)	42	(62,716)	61,718
Net cash flows (used in) / from investing activities	(1,936)	(517)	(67,701)	60,044
Cash flows from financing activities
Repayment of borrowings	(4)	—	(9)	—
Interest settled - financing	56	(7)	(22)	(34)
Payment of lease interest	(476)	(347)	(1,176)	(1,332)
Repayment of lease liabilities	(1,222)	(953)	(3,769)	(3,999)
Equity transaction costs	(2,501)	(10,767)	(7,357)	(11,193)
Capital contributions	(16)	203,002	329,161	203,006
Proceeds from exercise of share options	—	104	—	680
Net cash flows (used in) / from financing activities	(4,163)	191,032	316,828	187,128
Net decrease/increase in cash and cash equivalents	(57,055)	163,946	66,539	148,700
Effect of exchange rate changes on cash and cash equivalents	3	(6,194)	2,847	(13,820)
Cash and cash equivalents at the beginning of the period	227,073	147,149	100,635	170,021
Cash and cash equivalents at the end of the period	170,021	304,901	170,021	304,901

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the value transacted on our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the year ended
	December 31,		December 31,
(€ million)	2019	2020	2019	2020
Loss for the period	(63.6)	(46.9)	(227.1)	(161.0)
Income tax expense	0.5	1.2	0.6	2.6
Net Finance costs / (income)	2.0	5.7	(1.4)	9.1
Depreciation and amortization	2.3	2.0	7.9	8.1
Share-based payment expense	5.3	9.6	37.3	21.6
Adjusted EBITDA	(53.4)	(28.3)	(182.7)	(119.5)